FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of October  2006

INNEXUS BIOTECHNOLOGY, INC.

 (SEC File No. 0-50656)

Suite 2760 – 200 Granville Street,

Vancouver, BC

V6C 1S4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

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INNEXUS BIOTECHNOLOGY INC.

NEWS RELEASE

 Trading Symbols

TSX V:  IXS

 OTCBB: IXSBF

No. 06-12

InNexus Biotechnology Announces Collaboration Focused on Developing Novel Antiviral Antibodies

October 3, 2006

Vancouver, British Columbia - InNexus Biotechnology (TSX: IXS, OTCBB: IXSBF) today announced that it has entered into a technology collaboration agreement to evaluate the use of InNexus’ SuperAntibody Technology in combination with an antibody for the treatment of certain viral infections. InNexus will work with antibody therapeutic company EvoGenix Limited (ASX: EGX), which is developing an improved version of the antiviral drug for clinical testing.

Jeff Morhet, President and CEO of InNexus, commented, "We are very excited about working with EvoGenix to explore the use of our technology in an entirely new application area.  If the technology proves to enhance antiviral activity as we expect, InNexus will participate in the development of a new generation of high value therapeutic products.”

"This collaboration is a strategic win for both companies. The combination of InNexus’ technologies with our antiviral antibody has the potential to open up an entirely new market for potent antiviral therapies”, commented Dr. Merilyn Sleigh, EvoGenix's CEO.

About InNexus

InNexus is an innovative antibody-driven drug development company that has developed two technology platforms, SuperAntibody™ and TransMAbs™, which improve the potency of existing antibody products while opening new markets and disease applications. Both platforms utilize unique, novel and patented methods and technologies of InNexus.

InNexus is headquartered in Vancouver, British Columbia with principle management based in Scottsdale, Arizona on the campus of The Mayo Clinic and has its own in-house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus please visit www.innexusbiotech.com.

About EvoGenix

EvoGenix Limited has established leading technology capabilities for creating high value antibody therapeutics. The company exploits its capabilities through technology collaborations with partner companies, and also by development in-house of a succession of wholly-owned antibody products.

The EvoGenix technology converts a research-stage antibody, which is often produced in mice, into a high potency therapeutic suitable for long term administration to patients. This is a key value-creating step in antibody development.

EvoGenix is progressively building company value by assembling a portfolio of short and longer term revenues resulting from products successfully generated in technology collaborations. At the same time it is progressing its internal product pipeline with current products aimed at the treatment of osteoporosis, lung cancer, melanoma and respiratory infections.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the Company's proposed activities.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

 “Jeff Morhet”
Jeff Morhet

President & CEO

Contact:

Jeff Morhet

President, CEO & Chairman

jmorhet@innexusbiotech.com

Gail Thurston

VP Corporate Development

gthurston@innexusbiotech.com

Telephone:  1-877-990-8382

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

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